Global Personal Trading PolicyNovember 23, 2018

Global Personal Trading Policy
Effective Date: November 23, 2018
1.	Introduction
This policy governs the personal trading and investments of all employees and contingent workers (collectively, “employees”) of BlackRock, Inc. and its subsidiaries (“BlackRock”) globally and, subject to applicable law, spouses, domestic partners, and dependent children. It should be read in conjunction with BlackRock’s other compliance policies, including its Code of Business Conduct and Ethics, Global Insider Trading Policy and Global Employee Private Investment Policy.
As an employee, you must place the interests of our clients first and avoid transactions, activities and relationships that might interfere or appear to interfere with making decisions in the best interests of clients of BlackRock.   For example, you may not induce clients to purchase securities that you own to increase the value of that security.  In addition, you must consider, when making a personal investment, whether that transaction may also be appropriate for a client.
Please refer to the Personal Trading Summary in Annex 2 for a reference guide to this policy.  Japan employees should refer to Annex 3 for additional requirements.  This policy applies generally to employees and contingent workers1, with the exception of those contingent workers subject to a contractual arrangement with BlackRock that addresses personal trading, insider trading, and/or similar potential conflicts of interest.  Any exceptions to this policy must be pre-approved by Legal & Compliance.
2.	Account Disclosure
2.1.	Account Disclosure Required:
You must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which you have direct or indirect influence or control (such as joint ownership, trading authorization, or the authority to exercise investment discretion) or a direct or indirect beneficial ownership interest by entering them into the Personal Trading Assistant ("PTA").2
Subject to applicable law, this includes accounts for spouses, domestic partners, and dependent children.3  Employees in Canada and Japan should check with their local Legal & Compliance team for how this requirement applies to them.
2.2.	Account Disclosure Not Required:
You do not need to disclose accounts that can hold only the following types of investments:
•	Open-end Mutual Funds (except for BlackRock Open-end Mutual Funds domiciled in the US, which must be disclosed in PTA), Open-End Investment Companies, Unit Trusts, Unit Investment Trusts, SICAVs;

[1]	For the purposes of this policy, contingent workers are, generally, temporary workers contracted through a third party to perform a short term, defined time period, or specific project assignment.
[2]
Note that employees who are FINRA registered representatives are also required to notify the broker or financial institution maintaining their account that they are employed with BlackRock.  Please see the Broker Dealer Written Supervisory Procedures for additional detail.

[3]
Note that contingent workers are not required to disclose the accounts of spouses or dependent children unless the account is joint or otherwise in the name of the contingent worker as a custodian or trustee.

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Pension arrangements where you do not have investment discretion and where you are not permitted to invest directly in securities (note that this means that transactions in private self-invested pension plans must be pre-cleared);

•	Direct obligations of national government issuers;
•	Certificates of deposit and commercial paper;
•	Money market funds, cash, or cash equivalents;
•	Donation, reward, and debt based crowdfunding initiatives (however, note that equity and investment based crowdfunding must be pre-cleared);
•	Venture Capital Trusts/Enterprise Investment Schemes (EMEA); and/or
•	Bank Deposit Accounts.
2.3.	Initial Disclosure Requirements for New Employees
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Initial Holdings Certification: Within ten days of joining BlackRock, you must provide your securities and futures holdings information, as well as account information for every account required to be disclosed in accordance with Section 2.1. You are required to complete this certification even if you have no accounts or holdings to report.

•	Current Information: The information you provide must be current as of 45 days prior to your commencing employment with BlackRock.
3.	Approved Broker Requirements for all Accounts
As a general rule, all employees are required to conduct their personal trading through a broker listed on the Global Approved Broker List (an “Approved Broker”).4  Approved Brokers generally provide an electronic feed of employee personal trading activity directly to BlackRock.  Brokers that do not provide electronic feeds pose risks to BlackRock and, for this reason, any exception to this requirement to maintain accounts at an Approved Broker must be approved by both a member of the Global Executive Committee and Legal & Compliance.5
3.1. Disclosing your Account Information:  Except as noted in Section 2.2, all accounts must be disclosed in PTA.
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Any employee who maintains an account with a broker that does not submit reportable transactions and holdings information to BlackRock via an electronic feed is required to provide such information to BlackRock as follows:

•	Trade confirmations must be submitted to BlackRock within five (5) days of trade execution; and
•	Quarterly statements must be submitted to BlackRock within thirty (30) days of quarter end.

[4]	Note that contingent workers are not required to move their accounts to an Approved Broker.
[5]
Note that the Global Approved Broker List includes a limited number of brokers that do not provide electronic feeds, for example, in jurisdictions where electronic feeds generally are not available.  Any employee who maintains an account with a broker that does not provide BlackRock with an electronic feed, whether an Approved Broker or not, is responsible for the information delivery requirements in Section 3.1.

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It is the employee’s obligation to report the information to BlackRock – in instances where the employee arranges for the broker to submit information directly to BlackRock, the employee remains responsible to confirm that documents are submitted and that the information provided is accurate.

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If you transact directly with the issuer in a direct stock purchase plan or Dividend Reinvestment Plan (“DRIP”), you must disclose the account information and the name of the transfer agent or bank that executes such transactions to the extent available.

3.2. BlackRock Open-end Funds Domiciled in the US: Shares of BlackRock Open-end Funds domiciled in the US must be held directly through the Fund, BNY Mellon, Merrill Lynch, Fidelity, Charles Schwab, or UBS.  Upon commencing employment, you must transfer any existing holdings of shares or units of BlackRock Funds into an account at one of these named brokers.
4. Transaction Pre-Clearance Requirement
4.1. You must submit a pre-clearance request in PTA and receive an approval before undertaking any personal investment transactions permitted under this policy, including purchases, sales, options exercises, and gifts.
4.2. Pre-clearance approvals, whether for market orders6 or limit orders7, are valid only on the day the approval is received.  Your order must be executed by the time the market on which the security is trading closes.
5. Transactions Not Subject to Pre-Clearance
You are not required to obtain pre-clearance approval to transact in the following:
•	Open-end Mutual Funds, including Labour-Sponsored Funds and shares or units of BlackRock Funds; Open-End Investment Companies, Unit Trusts, Unit Investment Trusts, SICAVs;
▪	NOTE: Taiwan SITE BlackRock funds must be pre-cleared.
•	Purchases of common stock under an Employee Stock Purchase Plan (note, however, that sales must be pre-cleared);
•	Direct obligations of national government issuers;
•	Certificates of deposit and commercial paper;
•	Foreign exchange;
•	529 Plans, Direct Stock Purchase Plans, and any securities purchased pursuant to a dividend reinvestment plan;
•	Securities issued by an exercise of rights to the holders of a class of securities;
•	Stock dividend, stock split, or other similar corporate distribution;
•	Conversion of employee stock options (note, however, that sales must be pre-cleared);

[6]	Buy or sell transactions placed at current market price.
[7]	Buy or sell transactions placed at a pre-determined price (detailed within the pre-clearance request).
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•	Permissible Futures Transactions; and/or
•	Managed Accounts (as defined below).
6.	Managed Accounts
6.1. You are not required to obtain pre-clearance approval with respect to transactions in a Managed Account provided you obtain written confirmation from the manager, investment adviser, or trustee managing your account that the account is managed on a discretionary basis and/or that you (or, if applicable, your spouse, domestic partner, or dependent child) do not exercise investment discretion or otherwise have direct or indirect influence or control over investment decisions. The manager’s written confirmation must be in a form acceptable to Legal & Compliance.
6.2. Investment Restrictions: The following investments are not permitted in Managed Accounts. It is your responsibility to communicate these investment restrictions to the manager, investment adviser, trustee, or other fiduciary managing your account.
•	Investments in BlackRock, Inc. (BLK);
•	BlackRock Closed-end Funds domiciled in the US; and
•	BlackRock Open-end Funds domiciled in the US (unless held in a managed account at Merrill Lynch, Fidelity, Charles Schwab, UBS, or directly through the transfer agent, BNY Mellon).
6.3. Permitted Investments: All other securities, including BlackRock iShares ETFs and options, and futures are permitted in Managed Accounts.
7. Prohibited Investments
You are prohibited from transacting in the following:
•	Initial Public Offerings except certain offerings directed or sponsored by BlackRock (as may be permitted by Legal & Compliance);
•	Repurchase Agreements;
•	Spread betting on financial markets and instruments;
•	Contracts For Difference (“CFD”) (only prohibited in EMEA and Japan);
•	Options other than Permissible Options Transactions (as defined in Section 8.1);
•	Futures other than Permissible Futures Transactions (as defined in Section 8.2); and/or
•	Limited offerings[8] (e.g., private offerings) unless permitted by Legal & Compliance in accordance with the Global Employee Private Investment Policy.

[8]	Limited offerings are private offerings that are exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2), Section 4(a)(5), Rule 504, Rule 505, or Rule 506.
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8.	Permissible Options and Futures Transactions
8.1. Options.  Subject to pre-clearance, you are permitted to engage in the following listed, exchange-traded options transactions:
•	Options on ETFs and Indices;
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Covered Calls – Selling call options against existing, long stock positions of companies included in the S&P 200, FTSE 100, S&P/TSX 60, or  ASX 100 (and transactions to close out these positions); and/or

•	Protective Puts – Buying a put on existing, long stock positions of companies included in the S&P 200, FTSE 100, S&P/TSX 60, or ASX 100 (and transactions to close out these positions).
8.2. Futures.  You are permitted to trade in the following futures:
•	Currency futures;
•	Futures on direct obligations of national government issuers;
•	Physical commodity futures; and/or
•	Futures on Indices.
9.	Blackout Periods – Trading Against Clients
9.1. Specific Knowledge Blackout Period:  You may not trade in a security or futures contract at a time when you know of another’s intention to trade that same security or futures contract on behalf of a client.
9.2. Portfolio Employee Blackout Periods:
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7 Day Blackout Period:  Portfolio Employees may not trade in a security or futures contract within 7 calendar days before or after the trade date of a transaction in that security or futures contract with respect to a client/fund account over which the Portfolio Employee’s team has authority.

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15 Day Blackout Period:  Portfolio Employees may not trade in a security or futures contract that the Portfolio Employee is considering, or has considered and rejected for purchase or sale, for a client within the 15 calendar days preceding the proposed trade unless pre-approval is obtained by Legal & Compliance in consultation with the employee’s supervisor.

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Portfolio Employee Definition:  For purposes of this section, a Portfolio Employee is any employee who has the authority to make investment decisions or direct trades on behalf of a client account/fund or any other employee who provides information or advice to such employee, helps execute such employee’s decisions, or directly supervises such employee, each with respect to a client account/fund.

9.3	Blackout Period Exemptions
Blackout period restrictions do not apply to the following transactions:
•	Transactions not subject to pre-clearance as identified in Section 5; and/or
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•	Securities of a company included in the S&P 200, FTSE 100, S&P/TSX 60 or ASX 100.
10.	Ban on Short-Term Trading Profits
You may not profit from the purchase and sale, or the sale and purchase, of the same security within a 60 calendar day period.  This restriction does not apply to the following transactions at the discretion of Legal & Compliance:
•	Transactions not subject to pre-clearance as identified in Section 5;
•	Securities of a company included in the S&P 200, FTSE 100, S&P/TSX 60, or ASX 100;
•	Permissible options on securities of a company included in the S&P 200, FTSE 100, S&P/TSX 60, or ASX 100;
•	ETFs listed on Annex 1 (excludes Japan employees);
•	Options on ETFs listed on Annex 1 (excludes Japan employees);
•	Options on Indices consisting of 100 or more components; and/or
•	Transactions in BlackRock, Inc. (BLK) during open window periods and with prior pre-clearance approval. (Note, day trading is not permitted in BLK).
11.	Private Investment Pre-Approval Process
11.1. Private Investment Questionnaire:  Private investments (including hedge funds, private equity funds, or private placements of securities) must be pre-approved by Legal & Compliance.  To obtain approval, you must complete and submit a Private Investment Questionnaire to the alias on the questionnaire.  You may make the private investment only after obtaining prior written approval from Legal & Compliance. Please consult the Global Employee Private Investment Policy for additional details.
12.	Trading in BlackRock, Inc. (BLK)
12.1. Trading Window: You may only transfer, gift, or trade (purchase, sell, or exercise employee stock options on) BLK during open trading window periods.  You will be notified of these window periods by an email notification sent by Legal & Compliance to all employees announcing the opening and closing date of the trading window.
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Pre-Clearance of BLK is required:  Even during open trading windows, you are required to pre-clear all of your transactions in BlackRock, Inc. (BLK).  This includes purchases, sales, option exercises and gifts.

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Pre-Clearance and BlackRock’s Employee Stock Purchase Plan (ESPP): You are required to pre-clear sales of BlackRock common stock from BlackRock’s ESPP (purchases in the ESPP do not require pre-clearance).

12.2. Restrictions on Trading in BlackRock, Inc. (BLK): You may not:
•	Trade in options or warrants on BLK;
•	Engage in any day trading (buying and selling the same security during one calendar day);
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•	Engage in any short selling of BLK; and/or
•	Purchase any single-stock futures contracts on BLK.
13.	Insider Trading
You must comply with BlackRock's Global Insider Trading Policy at all times, including when conducting your personal trading.  In addition, you must notify Legal & Compliance immediately if you receive or expect to receive material non-public information.  Legal & Compliance will determine the restrictions, if any, that will apply to your communications and business activities while in possession of that information.
14.	Personal Trading Violations
Employee personal trading is subject to monitoring by BlackRock.  BlackRock will determine on a case by case basis what remedial action should be taken in response to any violation.  This may include requiring the employee to void or reverse a trade, the cost of which may be borne by the employee or owner of the account, or limiting an employee’s personal trading for some period of time.  Violations of this policy, including but not limited to violations relating to trading activity and the obligation to provide information to BlackRock, may result in disciplinary action, up to and including termination.
15.	Annual Certification
You must certify annually that the account information (including securities and futures holdings) you have reported to BlackRock is accurate.

BlackRock
Code of Business Conduct and Ethics
Effective Date: February 26, 2019
1.	Introduction
This global Code of Business Conduct and Ethics (“Code”) governs the general commitment by BlackRock, Inc. and its subsidiaries (collectively, “BlackRock”) to conduct its business activities in the highest ethical and professional manner and to put client interests first.  BlackRock’s reputation for integrity is one of its most important assets and is instrumental to its business success.  While this Code covers a wide range of business activities, practices, and procedures, it does not cover every issue that may arise in the course of BlackRock’s many business activities.  Rather, it sets out basic principles designed to guide BlackRock’s employees and directors.  Consultants and contingent, contract, or temporary workers are expected to comply with the principles of this Code and policies applicable to their location, function, and status.
Every BlackRock employee and director — whatever his or her position — is responsible for upholding high ethical and professional standards and must seek to avoid even the appearance of improper behavior.  Any violation of this Code may result in disciplinary action to the extent permitted by applicable law.  Any employee who becomes aware of an actual or potential violation of this Code or other BlackRock policy is required to follow the reporting process described in the Global Policy for Reporting Illegal or Unethical Conduct and in Section 10 below.
2.	Compliance with Laws and Regulations
BlackRock’s global business activities are subject to extensive governmental regulation and oversight and it is critical that BlackRock and its employees comply with applicable laws, rules, and regulations, including those relating to insider trading.  Employees are expected to refer to the guidance contained in the Compliance Manual and the various policies and procedures contained in the Policy Library in compliance with these laws and regulations and to seek advice from supervisors and Legal & Compliance (“L&C”) as necessary.
3.	Conflicts of Interest
Conflicts of interest may arise when a person’s private interest interferes, or appears to interfere, with the interests of BlackRock, or where the interests of an employee or the firm are inconsistent with those of a client or potential client, resulting in the risk of damage to the interests of BlackRock or one or more of its clients.  A conflict may arise, for example, if an employee or director, takes an action or has an interest that makes it difficult for that individual to conduct the individual’s responsibilities to BlackRock and/or the client objectively and effectively, or if such an individual receives an improper personal benefit, such as a loan or guarantee, as a result of the individual’s position at BlackRock.  BlackRock has adopted policies, procedures, and controls designed to manage conflicts of interest, including the Global Conflicts of Interest Policy and the Global Outside Activity Policy.  Employees are required to comply with these and other compliance related policies, procedures, and controls and to help mitigate potential conflicts of interest by adhering to the following standard of conduct:
•	Act solely in the best interests of clients;
•	Uphold BlackRock’s high ethical and professional standards;

•	Identify, report, and manage actual, apparent, or potential conflicts of interest; and
•	Make full and fair disclosure of any conflicts of interests, as may be required.
Conflicts of interest may not always be clear-cut and it is not possible to describe every situation in which a conflict of interest may arise – any question with respect to whether a conflict of interest exists, together with any actual or potential conflict of interest, should be directed to managers and L&C.
4.	Insider Trading and Personal Trading
Employees and directors who have access to confidential information about BlackRock, its clients, or issuers in which it invests client assets, are prohibited from using or sharing that information for security trading purposes or for any other purpose except in the proper conduct of our business.  All non-public information about BlackRock or any of our clients or issuers should be considered "confidential information."  Use of material, non-public information in connection with any investment decision or recommendation or to “tip” others who might make an investment decision on the basis of this information is unethical and illegal and could result in civil and/or criminal penalties.  Under the Global Personal Trading Policy, BlackRock employees are required to pre-clear all transactions in securities (except for certain exempt securities).  Please consult the Global Insider Trading Policy for additional information.
5.	Gifts and Entertainment
The purpose of entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with clients or vendors.  No gift or entertainment should be offered, given, provided, or accepted by any BlackRock employee or their immediate family members sharing the same household unless it:
•	is unsolicited;
•	is not a cash gift;
•	is consistent with customary business practices;
•	is not excessive in value;
•	cannot be construed as a bribe or payoff;
•	is given or accepted without obligation;
•	is not intended to solicit or retain business or an advantage in the conduct of business; and
•	does not violate applicable laws or regulations.
In addition, strict laws govern the provision of gifts and entertainment, including meals, transportation, and lodging, to public officials.  Employees are prohibited from providing gifts or anything of value to public officials or their employees or family members in connection with BlackRock's business for the purpose of obtaining or retaining business or a business advantage.  Please consult the Global Gifts and Entertainment Policy for additional information.  Regional specific regulatory restrictions also apply.
6.	Political Contributions
Employees are required to pre-clear political contributions in accordance with the U.S. Political Contributions Policy - Global.

7.	Corporate Opportunities
Employees and directors:
•	are prohibited from taking personal opportunities for themselves that are discovered through the use of corporate property, information, or position without the consent of L&C;
•	are prohibited from using corporate property, information, or position for improper personal gain;
•	may not compete with BlackRock either directly or indirectly; and
•	owe a duty to BlackRock to advance its legitimate interests when the opportunity to do so arises.
8.	Competition and Fair Dealing
BlackRock seeks to outperform its competition fairly and honestly by seeking competitive advantage through superior performance; BlackRock does not engage in illegal or unethical business practices. BlackRock and its employees and directors should endeavor to respect the rights of, and deal fairly with, BlackRock’s clients, vendors, and competitors.  Specifically, the following conduct is prohibited:
•	misappropriating proprietary information;
•	possessing trade secret information obtained without the owner’s consent;
•	inducing disclosure of proprietary information or trade secret information by past or present employees of other companies; and
•	taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.
9.	Confidentiality
BlackRock’s employees and directors have an obligation of confidentiality to BlackRock and its clients.  Confidential information includes non-public information that might be of use to competitors or that might harm BlackRock or its clients, if disclosed, and non-public information that clients and other parties have entrusted to BlackRock.  The obligation to preserve confidential information continues even after employment ends.  This obligation does not limit employees from reporting possible violations of law or regulation to a regulator or from making disclosures under whistleblower provisions, as discussed in greater detail in the Global Policy for Reporting Illegal or Unethical Conduct and relevant confidentiality policies and agreements.
10.	Reporting Any Illegal or Unethical Behavior
Every employee is required to report any illegal or unethical conduct about which they become aware, including those concerning accounting or auditing matters.  Employees may report concerns to L&C by contacting a Managing Director in L&C directly or by contacting the Employee Complaint Hotline, contact details for which are available via the intranet homepage.  BlackRock will not retaliate or discriminate against any employee because of a good faith report.  Employees have the right to report directly to a regulator and may do so anonymously; employees may provide protected disclosures under whistleblower laws and cooperate voluntarily with regulators, in each case without fear of retaliation by BlackRock.  Please consult the Global Policy for Reporting Illegal or Unethical Conduct and local compliance manuals for additional detail.

11.	Protection and Proper Use of BlackRock Assets
Employees and directors should make every effort to protect BlackRock’s assets and use them efficiently.  This obligation extends to BlackRock’s proprietary information, including intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, systems, software programs, designs, databases, records, salary information, and any unpublished financial data and reports.  Unauthorized use or distribution of proprietary information constitutes a violation of BlackRock policy and could result in civil and/or criminal penalties.  Employees should refer to the Intellectual Property Policy and the Corporate Information Security and Acceptable Use of Technology Policy for additional information on the obligation to protect BlackRock’s property.
12.	Bribery and Corruption
BlackRock employees and directors are prohibited from making payments or offering or giving anything of value, directly or indirectly, to public officials of any country, or to persons in the private sector, if the intent is to influence such persons to perform (or reward them for performing) a relevant function or activity improperly or to obtain or retain business or an advantage in the course of business conduct.  Employees should refer to the Global Anti-Bribery and Corruption Policy for additional information.
13.	Equal Employment Opportunity and Harassment
The diversity of BlackRock’s employees is a tremendous asset.  BlackRock is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.  In particular, it is BlackRock’s policy to afford equal opportunity to all qualified applicants and existing employees without regard to race, religion, color, national origin, sex (including pregnancy and gender identity/expression), sexual orientation, age, ancestry, physical or mental disability, marital status, political affiliation, citizenship status, genetic information, employment status, or protected veteran status or any other basis that would be in violation of any applicable ordinance or law.  In addition, BlackRock will not tolerate harassment, bias, or other inappropriate conduct on the basis of any of the above protected categories.  BlackRock’s Equal Employment Opportunity Policy and other employment policies are available in the Policy Library.
14.	Recordkeeping
BlackRock requires honest and accurate recording and reporting of information in order to conduct its business and to make responsible business decisions.  BlackRock, as a financial services provider and a public company, is subject to extensive regulations regarding maintenance and retention of books and records.  BlackRock’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect BlackRock’s transactions, and must conform both to applicable legal requirements and to BlackRock’s system of internal controls.  Please consult the Global Records Management Policy and other record retention policies, available in the Policy Library, for additional information.
15.	Waivers of the Code
Any waiver of this Code for an executive officer or director must be made only by BlackRock’s Board of Directors or a Board committee and must be promptly disclosed as required by law or stock exchange regulation.